E.M.O. Sterling Return LT Fund LP
261 Madison Avenue, 9th Floor
New York, NY 10016-2303
212-983-1818


August 25, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: 0001713879-17 Registration Statement on Form N-1A
(File No: 333-220031)

Ladies and Gentlemen:

Reference is made to the initial Registration Statement on Form N-1A (File No. 333-220031) filed with the Securities and Exchange Commission by E.M.O. Sterling Return LT Fund LP
("Registrant") on August 18, 2017.

Pursuant to  Rule 473(c) of the Securities Act of 1933 (the
"Securities Act"), Registrant hereby files the delaying amendment, prescribed by Rule 473(a) of the Securities
Act, with respect to such initial Registration Statement on Form N-1A
(File 333-220031).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section
8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on August 25, 2017.

Sincerely,

E. Magnus Oppenheim

General Partner